Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES ADOPTION OF CORPORATE GOVERNANCE MEASURES

TORONTO, ONTARIO— (Marketwire — January 11, 2013) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced the approval by its Board of Directors of an advance notice by-law (the “By-law”). The purpose of the By-law is to provide shareholders, directors and management of the Company with a clear framework for nominating directors of Lake Shore Gold. Lake Shore Gold is committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees; and (iii) allowing shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation. The By-law is intended to further these objectives.

The By-law, among other things, includes a provision that requires advance notice to the Company in certain circumstances where nominations of persons for election to the Board of Directors are made by shareholders of the Company. The By-law establishes a deadline by which director nominations must be submitted to the Company prior to any annual or special meeting of shareholders and sets forth the information that must be included in the notice to the Company. No person will be eligible for election as a director of Lake Shore Gold unless nominated in accordance with the By-law.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 days and not more than 65 days prior to the date of the annual meeting. In the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders called for the purpose of electing directors (whether or not called for other purposes), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The full text of the By-law is available at www.sedar.com or upon request by contacting the Company’s Corporate Secretary, Alasdair Federico.

The Company also announces that, the Board of Directors has adopted a majority voting policy for the election of directors in uncontested elections. Under the new policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast, the Director shall promptly tender a resignation for consideration by the Corporate Governance and Nominating Committee and the Board.  The Corporate Governance and Nominating Committee shall consider the resignation and recommend to the Board the action to be taken with respect to such offered resignation, which may include: accepting the resignation, maintaining the Director but addressing what the Corporate Governance and Nominating Committee believes to be the underlying cause of the withheld votes, resolving that the Director will not be re-nominated in the future for election, or rejecting the resignation and explaining the basis for such determination.

The Corporate Governance and Nominating Committee in making its recommendation, and the Board in making its decision, may consider any factors or other information that they consider appropriate and relevant. A copy of the policy is available on the Company’s website at http://www.lsgold.com/Our-Company/Corporate-Governance.

About Lake Shore Gold

Lake Shore Gold is a mine development and operating company that is in production and pursuing rapid growth through the advancement of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298

Website: www.lsgold.com